EXHIBIT 7

RATIO OF EARNINGS TO FIXED CHARGES

CRH GAAP		2014	2013	2012	2011	2010
Earnings:		IFRS	IFRS	IFRS	IFRS	IFRS
Pre-tax income pre-Minority Interests	euro’m	761	(215)	646	698	534
Add back Share of JV Interest	euro’m	0	0	0	6	7
Deduct Share of Equity Investee PBIT - JVs	euro’m	0	0	0	(60)	(68)
Deduct Share of Equity Investee PAT - Associates	euro’m	(55)	44	84	(42)	(28)
Deduct Share of Equity Investee Loss on Asset Sale	euro’m	0	0	0	(2)	(1)
Add back Fixed Charges	euro’m	475	490	471	464	499
Distributed Income of Equity Investees	euro’m	30	33	35	53	96
Deduct Interest Capitalised	euro’m	0	0	0	(8)	(9)

	euro’m	1,211	352	1,236	1,109	1,030

Fixed charges:
Interest expensed	euro’m	308	333	327	328	379
Interest capitalised	euro’m	0	0	0	8	9
Estimated Interest element rental expense	euro’m	167	157	144	128	111

	euro’m	475	490	471	464	499

Ratio of earnings to fixed charges	CRH GAAP	2.6	0.7	2.6	2.4	2.1